787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 30, 2014

VIA EDGAR

Ms. Kathy Churko

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File No. 811-22235

Dear Ms. Churko:

On behalf of AQR Funds (the “Trust”), including each series of the Trust (each, a “Fund,” and together, the “Funds”), we herewith transmit the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 26, 2014 regarding the Trust’s Shareholder Reports on Form N-CSR filed with the Commission on December 5, 2013 and March 5, 2014. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report.

AQR Risk Balanced Commodities Strategy Fund

Comment 1	Please explain why there is an expected annual tracking error of 10% to the Fund’s benchmark. Consider whether there are more appropriate benchmarks.

Response	The Fund is not an index fund and the Fund’s strategy is differentiated from any existing indices by design. The Fund has substantially different strategic commodity allocations and net exposures than a traditional passive index. As a result, there are no appropriate and widely recognized benchmarks available that would have a meaningfully lower tracking error than the benchmark currently used by the Fund. The following table reflects the Fund’s expected tracking

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

error in any given year against its benchmark, the Bloomberg Commodity Total Return Index (formerly named the Dow Jones-UBS Commodity Index), as compared to the Fund’s expected tracking error in any given year against other related benchmarks. Note that this is not meant to be an exhaustive list:

Index	Expected Tracking Error

Bloomberg Commodity Total Return Index	10%
Thomson Reuters/Jefferies CRB Index	11%
S&P GSCI® Index	17%
Rogers International Commodity Index®	12%

All Funds

Comment 2	Please note that the Commission or its Staff could publish further guidance on the use of total return swaps by registered investment companies.

Response	The Funds acknowledge the comment.

Comment 3	Please confirm that to the extent a Fund will engage in writing a credit default swap (“CDS”), the Fund will cover the full notional amount of the swap.

Response	The Funds are not aware of a formal Staff position regarding the segregation requirements for cash-settled, single-name CDS or index-based CDS, where the fund is the protection seller. Despite this absence of formal guidance or other law or regulation explicitly addressing this situation, AQR Capital Management, LLC (the “Adviser”) and the Funds take informal guidance by the Staff seriously. Therefore, in light of the Staff’s views, where a Fund is the protection seller it will segregate or cover the notional amount of the CDS. Each Fund reserves the right to modify this approach in the future in the event that industry practice changes, such as in the event that the Staff or Commission publishes guidance in this area that is inconsistent with this approach.

Comment 4	Please explain why certain Funds both (i) waived fees and expenses and (ii) recouped prior waivers during the same reporting period.

Response	Pursuant to the terms of the Fee Waiver & Expense Reimbursement Agreement the Adviser has entered into with the Trust, the fee waivers and expense reimbursements are made at the class level not the Fund level. In the instances noted above, one class was operating below its stated expense cap so the Adviser was able to recoup previously waived fees and/or reimbursements, while the other class was operating above its stated expense cap which required the Adviser to waive fees and/or reimburse expenses so the class net expense ratio did not exceed the stated class expense cap.

Comment 5	Please explain why recoupment of prior waivers was not included as a line item in the fee table in the relevant Funds’ most recent prospectuses.

Response	It is our understanding that a special line in the fee table for the recoupment of prior year waivers is not required under Form N-1A. The recoupment of prior year waivers is a separate line item on the Statement of Operations and is also disclosed in the Notes to the Financial Statements. Additionally, recouped amounts are reflected in the “Other Expenses” line item of the fee table where applicable.

Comment 6	Certain Funds have lowered their expense caps. Please explain how recoupments of fees that were waived under the old expense caps will be calculated in a situation where fees are waived under the new expense cap but would not have been waived under the old expense cap.

Response	It is the Funds’ policy to only recoup previously waived fees to the extent allowable pursuant to the then current expense cap for each class of shares under the Fee Waiver & Expense Reimbursement Agreement. For example, in a scenario where the old expense cap was 1.00%, the Adviser previously waived $100,000 and the new expense cap was 0.75%. The Adviser would not recoup any of the previously waived $100,000 unless the gross expense ratio of the class was less than 0.75% at the time of the possible recoupment. To the extent the gross expense ratio was greater than 0.75% the Adviser would waive fees and/or reimburse expenses of the class.

AQR Diversified Arbitrage Fund

Comment 7	It appears that part of the Fund’s distribution to shareholders constituted a return of capital. Please confirm that the Fund complied with the notice requirement in Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder.

Response	A notice of the return of capital was not required at the time of the distribution as no portion of the distribution was considered to be a return of capital at the time distributed. Accordingly, the Fund confirms that it has complied with Section 19(a) of the Investment Company Act of 1940, as amended, and Rule 19a-1 thereunder. An amended Form 1099 was delivered at a later point to satisfy tax reporting obligations reflecting the return of capital.

* * * * * * * * * *

The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents, and represent that they will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Funds.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Shareholder Reports.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.